Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated February 7, 2011

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                On February 4, 2011, the article "The Gamble of Lending Peer to Peer" appeared in the New York Times and is attached hereto as Exhibit A. On February 5, 2011, a blog post by the author of "The Gamble..." and a response from our CEO, Renaud Laplanche, appeared at http://bucks.blogs.nytimes.com, and is attached hereto as Exhibit B.

                Neither article was prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the articles is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the articles or any other articles published by the publisher concerning the Company.

                Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

The Gamble of Lending Peer to Peer

By Ron Lieber

When peer-to-peer online lending first became possible in the United States five years ago, using the Web to make money by lending it to fellow citizens in need seemed wonderfully subversive.

No more banks! Let the people play loan officer! The hype was literally suffused with the rhetoric of revolution when a company called Prosper began operations in February 2006.

"Prosper gives people the opportunity to take back the marketplace for consumer credit," the company's co-founder, Chris Larsen, said in its news release.

The big idea went something like this: Borrowers would post a request for funds and explain why they needed the money. Lenders could put money into part or all of any loan that caught their fancy. And Prosper (and later, Lending Club) would run credit checks of aspiring borrowers for the lenders, watch for fraud, collect and distribute monthly payments and take some money off the top for itself.

People borrowed for breast implants and home renovations, and lenders pored over payment data in search of patterns that could help them select better borrowers in the future. To the Securities and Exchange Commission, however, all of this looked like investing, not lending, and both companies stopped taking in new lenders for months in parts of 2008 and 2009 to get their regulatory houses in order.

Even today, the companies are still trying to persuade over 20 states, including sizable ones like Texas, New Jersey, Pennsylvania and Ohio, to let individual lenders there put money into loans. And as it works its way through the states, the industry appears to be settling into something both less and potentially more than it once promised.

All the stuff about taking back the marketplace aside, here's the far more basic function that these companies actually serve: the majority of customers who borrow use the loans to pay off higher interest debt. They are paying 18 percent or more to credit card companies, and they seek Prosper or Lending Club loans that charge, say, 10, 12 or 14 percent. So as an investor, your return would be the interest rate that borrowers pay, minus the companies' small fee and whatever money the borrowers fail to repay.

Most lenders throw a couple of $20 bills into many dozens of these loans. And once they do they end up with a portfolio of sorts. So it isn't a stretch to see how these loans may look, in aggregate, like an entirely new asset class, one that could zig when bonds or stocks zag.

This has attracted investors who are hardly motivated by helping the little guy or needling the banks. Hedge funds are writing seven-figure checks to Lending Club to get in on the action. More conservative types, like money managers for wealthy families, are also dipping their toes in. In total, borrowers have signed up for more than $400 million in loans through the two companies in the last five years.

And so the question is this: Just how badly could you get burned if you invested a little money?

I've been asking this question ever since Prosper made its debut, and I'm glad I waited before investing any of my family's money. While the basic outline of the business hasn't changed much, there was more room to do something foolish when Prosper began.

Back then, the company would accept loan applications from people with FICO credit scores as low as the subprime 520 (or lower in the first couple of months, before the frightening default rates caused the company to establish a floor). Lenders would bid, auction-style, for the right to invest, with interest rates falling as more lenders piled in.

Human nature being what it is, starry-eyed lenders were attracted to the higher interest rates that people with low credit scores seemed willing to pay. But as the lenders' bids for those loans pushed the interest rates down, the rates ended up being lower than they should have been, given the risk the borrowers posed.

And wouldn't you know it? Of all of the loans that Prosper helped originate in its first three years, just over one-third went bad. The average investor lost 4.95 percent annually on the loans made during that period. Former lenders now spew bile toward the company on the user forums at Prospers.org, and the company is the target of a class-action suit.

Lending Club was much more conservative when it began in 2007. Its minimum credit score for borrowers was 640, and now it is 660, though most borrowers have had scores higher than 700. It set the interest rates for loans based on borrowers' credit history and other factors; there was no reverse auction as there was at Prosper. Lending Club's co-founder, Renaud Laplanche, said that no lender who had invested more than $10,000 on his platform (generally spreading money among many loans) had ever lost money.

Prosper is now aping Lending Club's approach, raising its credit standards and getting rid of the loan auctions so it can set the loan terms itself. It has also added credit risk experts and beefed up its collection efforts. And in a show of chutzpah, given the sorry performance of early Prosper loans, the company now claims that Lending Club is the one that underestimates the risks lenders face. (I've linked to a Prosper blog post that makes this case in the online version of this column.)

Lending Club states quite plainly in its government filings that its estimated default rates for loans of varying credit quality are not based on its own (admittedly limited) experience. Instead, it bases the guesses on decades of credit bureau data that looks at repayment rates on other types of loans.

But peer-to-peer loans may well perform differently. Aspiring borrowers, for instance, can and do make up all sorts of stories to make themselves more attractive or sympathetic.

Lending Club does not necessarily check out all these tales. From April through the end of November 2010, the company verified income or employment data on about 60 percent of borrower applications. For the period ending in September, just 65 percent of the borrowers from those files provided it with satisfactory responses. The others ignored the inquiries, withdrew their applications or sent along data that did not match the original posting. In the end, fully one-third of the applications did not pass muster.

Frightening, right? Mr. Laplanche noted that Lending Club had flagged those loans for specific reasons, which would suggest that there were probably fewer errors or lies in the 40 percent of his overall portfolio that he did not double-check. Still, it doesn't smell quite right. And if you cannot necessarily trust some portion of the borrowers, and the still-young companies do not have much data on completed three-year loans, which are the most popular ones, this sure seems less a bond purchase than a new type of casino game in Las Vegas.

Mr. Laplanche does not much care for this characterization when it applies to high-grade loans, noting that one life insurance company, which he will not name, has put $5 million to work on Lending Club. "I wouldn't qualify that as casino investing, unless you think insurance companies invest customers' premiums at casinos," he said. Meanwhile, his company is winning in the marketplace; it put about $14.8 million to work in new loans last month, more than four times what Prosper did.

Still, this is precisely the sort of uncertain situation that experienced investors with a high risk tolerance (or a big collection of safer securities elsewhere) can capitalize on. Sure enough, Lending Club now has 25 accounts with more than $1 million at work or in line for lending.

Robert Maroney manages money for a handful of wealthy families at the firm Connecticut Investments, and he put $500,000 to work on the Lending Club platform in the middle of last year.

He invests money in higher-quality loans, using an automated system that any investor can use to put small amounts of money into scores of loans. He thinks he will get a 7 percent annual return.

His experience has been good enough that he is considering putting more money into similar loans, though even then the investment would be only a tiny fraction of the total amount of money he manages. He said he liked the loans in part because their terms were short; long-term bonds could pose risks if interest rates were to rise.

As for individual investors, he worries that the gaudy 12 or 14 percent returns that Prosper and Lending Club dangle in front of people who want to invest in the riskiest loans may prove too tempting. "I'm not sure they would make the right choices," he said. "I'd hate to see someone on a fixed income get sucked into that."

So you could pile into the less risky loans with the professionals like Mr. Maroney. Or you could wait another year or two to see how things shake out for current lenders. After all, Mr. Larsen managed to bring Prosper back from the brink only by raising its standards. He is, in effect, calling a do-over. "In some ways, the industry just starts now," he said.

To my mind, though, that is a reason to wait a little longer before you invest much money.

Exhibit B

Peer-to-Peer Lending: What the Future Holds

By RON LIEBER

In this weekend's Your Money column, I take a look at the two leading peer-to-peer lenders, which are both trying to exit their awkward adolescent phases.

After a few years of big losses for lenders (at Prosper) and run-ins with the Securities and Exchange Commission that led both Prosper and Lending Club to temporarily curtail their activities, both companies believe that lenders should seriously consider the companies' offerings as a new, alternative asset class. If you're a current or former peer-to-peer lender, please share your story below and let us know how things have worked out for you.

I did not talk much in the column about what's in it for borrowers. They're crucial to the story, however, since without qualified ones, there can be no loans. Indeed, if enough hedge funds and family office managers pile into the lending side with their multimillion dollar checks, there may be more loan supply than demand.

Borrowers with good credit scores are likely to have an increasing number of choices as the economy improves. They may be able to get better deals on unsecured, personal loans at a credit union. Or they may try to play the balance transfer game with credit cards, rather than figure out how a peer-to-peer loan works.

That said, Renaud Laplanche, one of Lending Club's co-founders, said the company is now having a fair bit of success using ads to pick off users of the personal financial management tools at Mint.com. Lending Club looks for people who are in debt but have income they can use to repay loans. And a Mint spokeswoman said that lots of Mint employees lend money on Lending Club, thus doubly serving Mint's customers.

So would you borrow money at one of these sites?

Blog Response

Renaud

Palo Alto, CA

February 5th, 2011

6:50 am

I think it's useful to point out that in an environment where stock portfolios lost 40% of their value, our investors have enjoyed 15 consecutive quarters of positive returns. Decades of data show that lending to the top 20% most creditworthy consumers is an excellent investment. Banks have known this and profited from it for years. This is the very same group of customers that Lending Club, and now Prosper, cater to. There is no indication that our loans perform any differently than bank loans and credit cards of the same credit quality, and both Lending Club and Prosper perform more income verification than most credit card issuers.

Bringing this opportunity to individual investors is revolutionary, but the fundamental approach on which our model is based is tried and true. And it has continued to prove itself on our platform: investing in prime consumer notes with Lending Club has significantly improved our investors' fixed-income portfolios in this low-yield environment.

Ron, when you are ready to join our 23,000 active investors who increase their investment on the platform every quarter, as well as professional investors like family offices, credit funds and insurance companies, we will happily welcome you!